Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF MARCH 31, 2011 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	March 31, 2011	December 31, 2010

Assets
Cash and cash equivalents		$259	$154
Accounts receivable and other		176	187
Inventory		52	38
Financial assets (current)		5	6
Assets classified as held for sale		1,872	1,859
Current assets		2,364	2,244

Property, plant and equipment	4	3,115	2,995
Intangible assets		2,934	2,903
Standing timber		2,574	2,578
Investments in associates	3	1,079	1,069
Goodwill		591	591
Investment properties		179	175
Financial assets (non-current)		120	118
Other assets (non-current)		62	59
Deferred income tax asset		438	377
Total assets		$13,456	$13,109

Liabilities and partnership capital
Accounts payable and other		$275	$240
Non-recourse borrowings (current)		301	615
Financial liabilities (current)		28	29
Liabilities directly associated with assets classified as held for sale		1,872	1,859
Current liabilities		2,476	2,743

Corporate borrowings		103	18
Non-recourse borrowings (non-current)		4,378	3,960
Financial liabilities (non-current)		101	97
Other liabilities (non-current)		278	261
Deferred income tax liabilities		1,093	1,025
Preferred shares		20	20
Total liabilities		8,449	8,124

Partnership capital
Limited partners’ capital	6	2,881	2,881
General partner’s capital	6	19	19
Retained earnings		299	302
Other comprehensive income		186	178
Non-controlling interest		1,622	1,605
Total partnership capital		5,007	4,985
Total liabilities and partnership capital		$13,456	$13,109

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS

	For the three month period ended March 31
US$ MILLIONS, UNAUDITED	2011	2010

Revenues	$390	$136
Cost of revenues	(202)	(87)
General and administrative expenses	(13)	(8)
Gross margin	175	41
Interest expense	(83)	(31)
Income before under noted	92	10
Earnings from investments in associates	12	1
Depreciation and amortization expense	(25)	(5)
Fair value adjustments	(5)	6
Other expense	(5)	(2)
Income before income tax	69	10
Income tax recovery (expense)	2	(3)
Net income	71	7
Net (income) attributable to non-controlling interests	(26)	(8)
Net income (loss) attributable to partnership	$45	$(1)

Attributable to:
General partner	$—	$—
Limited partners	$45	$(1)

Earnings per unit:
Basic and diluted earnings per unit attributable to:
General partner	$0.29	$(0.01)
Limited partners	$0.29	$(0.01)

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	For the three month period ended March 31
US$ MILLIONS, UNAUDITED	2011	2010

Net income for the period	$71	$7
Other comprehensive income
Revaluation of property, plant and equipment	—	7
Foreign currency translation	44	(1)
Cash flow hedge	(18)	1
Net investment hedge	(14)	(2)
Investments in associates	3	(7)
	15	(2)
Comprehensive income	86	5
Attributable to:
Non-controlling interest	$32	$8
General partner	—	—
Limited partners	$54	$(3)

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners								General Partner
									Investments in
			Reserves						Associates
	Limited	General	Retained		Foreign	Net				Hedges		General	Non-	Total
	partners’	partner’s	earnings	Revaluation	currency	investment	Cash flow	Other	Revaluation	gains	Retained	partner	controlling	partners’
US$ MILLIONS, UNAUDITED	capital	capital	(deficit)	surplus	translation	hedges	hedges	reserves(1)	surplus	(losses)	earnings	OCI	interest	capital
Balance as of December 31, 2010	$2,881	$19	$302	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,605	$4,985
Net income	—	—	45	—	—	—	—	—	—	—	—	—	26	71
Other comprehensive income (loss)	—	—	—	—	33	(14)	(13)	—	—	3	—	—	6	15
Unit issuance, net repurchases	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Partnership distributions	—	—	(48)	—	—	—	—	—	—	—	(1)	—	—	(49)
Other items	—	—	—	—	—	—	—	—	—	—	—	—	(15)	(15)
Balance as of March 31, 2011	$2,881	$19	$299	$6	$188	$(56)	$(2)	$11	$32	$4	$3	$—	$1,622	$5,007

(1) Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
									Investments in
			Reserves						Associates
	Limited	General	Retained		Foreign	Net				Hedges		General	Non-	Total
	partners’	partner’s	earnings	Revaluation	currency	investment	Cash flow	Other	Revaluation	gains	Retained	partner	controlling	partners’
US$ MILLIONS, UNAUDITED	capital	capital	(deficit)	surplus	translation	hedges	hedges	reserves(1)	surplus	(losses)	earnings	OCI	interest	capital
Balance as of December 31, 2009	$1,807	$19	$(44)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,281	$3,158
Net income	—	—	(1)	—	—	—	—	—	—	—	—	—	8	7
Other comprehensive income (loss)	—	—	—	3	4	(2)	—	—	(1)	(6)	—	—	—	(2)
Partnership distributions	—	—	(29)	—	—	—	—	—	—	—	—	—	—	(29)
Other items	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Balance as of March 31, 2010	$1,807	$19	$(74)	$8	$54	$7	$1	$—	$21	$3	$—	$(1)	$1,288	$3,133

(1) Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

		For the three month period ended
		March 31
US$ MILLIONS, UNAUDITED	Notes	2011	2010

Operating Activities
Net income		$71	$7
Adjusted for the following items:
Earnings from investments in associates		(12)	(1)
Depreciation and amortization expense		25	5
Fair value adjustments		5	(6)
Provisions and other items		5	2
Deferred tax (recovery) expense		(3)	1
Impact of foreign exchange on cash		5	(1)
Change in non-cash working capital, net		24	10
Cash from operating activities		120	17

Investing Activities
Investments in or partial sale of operating assets
Additional investments in associates		(3)	(11)
Partial sale of operating assets		—	29
Long lived asset		(72)	(3)
Net settlement of foreign exchange contracts		(6)	—
Cash (used by) from investing activities		(81)	15

Financing Activities
Distribution to unitholders		(49)	(29)
Corporate borrowings		85	—
Non-recourse borrowings		45	(16)
Distributions to non-controlling interest		(15)	—
Cash from (used by) financing activities		66	(45)

Cash and cash equivalents
Change during the period		105	(13)
Balance, beginning of period		154	107
Balance, end of period		$259	$94

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED AND COMBINED
FINANCIAL STATEMENTS - UNAUDITED

FOR THE PERIOD FROM JANUARY 1, 2011 TO MARCH 31, 2011

1.                          ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is Canon’s Court, 22 Victoria Street, Hamilton, Bermuda.

2.                                      SUMMARY OF ACCOUNTING POLICIES

These interim condensed consolidated and combined financial statements of the partnership and its consolidated subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International  Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure adopted in its consolidated and combined financial statements as of and for the year ended December 31, 2010. The accounting policies the partnership adopted in its financial statements as of and for the year ended December 31, 2010 are disclosed in Note 2 of Brookfield Infrastructure’s annual consolidated and combined financial statements as of and for the year ended December 31, 2010, with which reference should be made to in reading these interim condensed consolidated and combined financial statements.

These interim condensed consolidated and combined financial statements were authorized for issuance by the Board of Directors of the partnership on May 5 , 2011.

Reorganization of Brookfield Infrastructure Interests

Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield Asset Management (“Brookfield”), Brookfield Infrastructure’s ultimate parent company, whereby the partnership effectively gained control of Holding LP. The partnership entered into similar arrangements in respect of Brookfield’s indirect holdings in the U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation, subject to certain limitations. This reorganization does not represent a business combination under IFRS 3, Business Combinations (IFRS 3R), as all combining businesses are ultimately controlled by the same parties both before and after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control.

Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance set out under the IFRS framework and pronouncements of other standard-setting bodies. As consistent with the annual consolidated and combined financial statements as of and for the year ended December 31, 2010, these interim condensed consolidated and combined financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

•                  Assets and liabilities of Holding LP, and the partnership’s interests in the U.S. and Canadian freehold timberlands, Australian coal terminal operation and its UK port operation are reflected at their carrying amounts as of the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

•                  In the partnership’s consolidated and combined Statements of Financial Position, Statements of Operating Results and Statements of Cash Flow, the partnership’s freehold timberlands, Australian coal terminal and UK port operation are presented as if these arrangements had been in place from the time Brookfield acquired control. For Brookfield Infrastructure’s freehold timberlands and UK port operation, Brookfield acquired control prior to January 1, 2010, and for Brookfield Infrastructure’s Australian coal terminal operation, Brookfield acquired control with the closing of the Prime merger on December 8, 2010; and

• Holding LP has issued redeemable partnership units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership’s limited partnership units. This right is subject to the partnership’s right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership’s units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units.

3.                                      INVESTMENTS IN ASSOCIATES

	As of
US$ MILLIONS	March 31, 2011	December 31, 2010
Non-current:
Investments in associates	$1,079	$1,069
Reconciliation of movement in investments accounted for using the equity method
Balance at January 1	$1,069	$1,087
Share of income for the year - continuing operations	12	52
Share of reserves for the year - OCI	3	2
Foreign currency translation	(10)	81
Distributions	—	(71)
Other	2	—
Additions (dispositions) (1), (2)	3	(82)
Ending balance	$1,079	$1,069

(1)       In December 2010, Brookfield Infrastructure acquired the remaining 60% of Prime, obtaining a controlling stake in the associate. Investments in associates were derecognized and acquisition accounting in accordance with IFRS 3R was applied.

(2)       As of March 31, 2011, Brookfield Infrastructure’s interest in its European port operation is 60%; however its ownership was subject to a share equalization scheme that will adjust the aggregate interest of the partners in the European port operation based on performance of the port operation in the years ended December 31, 2012 and 2013. An agreement was reached by all relevant parties subject to certain closing conditions, and as such, Brookfield Infrastructure’s ownership decreased to 40%.

The following table presents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	March 31, 2011	December 31, 2010
North American gas transmission operation	$392	$384
Australasian energy distribution operation	268	280
South American transmission operation	122	115
European port operation	235	236
Other associates	62	54
	$1,079	$1,069

SUMMARISED FINANCIAL INFORMATION OF ASSOCIATES

The following table summarises the aggregate balances for investments in associates:

	As of
US$ MILLIONS	March 31, 2011	December 31, 2010
Financial position:
Total assets	$13,830	$12,500
Total liabilities	(10,104)	(8,692)
Net assets	$3,726	$3,808

	Three months ended March 31
US$ MILLIONS	2011	2010
Financial performance:
Total revenue	$547	$436
Total income for the period	53	18
Brookfield Infrastructure’s share of associates’ income	$12	$1

4.                                      PROPERTY, PLANT AND EQUIPMENT

		Transport &	Timberland
US$ MILLIONS	Utility Assets	Energy Assets	Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2010	$221	$299	$685	$1,205
Additions	12	26	6	44
Transfer from investment properties	—	—	(1)	(1)
Acquisitions through business combinations	513	1,418	—	1,931
Fair value adjustment	—	—	(139)	(139)
Net foreign currency exchange differences	—	33	8	41
Other	—	(33)	1	(32)
Balances at December 31, 2010	746	1,743	560	3,049
Additions	18	53	1	72
Net foreign currency exchange differences	25	38	6	56
Balances at March 31, 2011	$789	$1,834	$567	$3,190

Accumulated depreciation:
Balance at January 1, 2010	$(17)	$(2)	$(5)	$(22)
Depreciation expense	(8)	(15)	—	(20)
Net foreign currency exchange differences	(6)	(1)	—	(7)
Balance at December 31, 2010	(31)	(18)	(5)	(54)
Depreciation expense	(5)	(14)	—	(19)
Net foreign currency exchange differences	(1)	(1)	—	(2)
Balance at March 31, 2011	(37)	(33)	(5)	(75)

Net book value:
December 31, 2010	$715	$1,725	$555	$2,995
March 31, 2011	$752	$1,801	$562	$3,115

5.                          SEGMENTED INFORMATION

IFRS 8 Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest and taxes.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED		Brookfield		Brookfield		Brookfield
MARCH 31, 2011		Infrastructure’s		Infrastructure’s		Infrastructure’s
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)
Revenues	$280	$140	$474	$247	$109	$36	—
Costs attributed to revenues	(81)	(43)	(306)	(163)	(56)	(19)	(13)
EBITDA	199	97	168	84	53	17	(13)
Other income	2	1	1	—	1	—	—
Interest expense	(73)	(38)	(84)	(39)	(21)	(7)	(5)
Cash taxes	1	1	(1)	—	(1)	—	—
FFO	129	61	84	45	32	10	(18)
Depreciation and amortization	(48)	(20)	(58)	(28)	—	—	—
Fair value adjustments	—	—	—	—	(5)	(2)	—
Unrealized (losses) gains on derivative instruments	(16)	(3)	1	—	—	—	—
Deferred taxes and other items	(9)	(8)	21	13	(7)	(2)	(3)
Net income (loss) attributable to partnership	$56	$30	$48	$30	$20	$6	$(21)	$45

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED		Brookfield		Brookfield		Brookfield
MARCH 31, 2010		Infrastructure’s		Infrastructure’s		Infrastructure’s
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)
Revenues	$191	$73	$364	$124	$80	$23	$—
Costs attributed to revenues	(58)	(25)	(203)	(78)	(52)	(15)	(8)
EBITDA	133	48	161	46	28	8	(8)
Other income (expenses)	—	—	—	—	(1)	1	—
Interest expense	(51)	(20)	(65)	(17)	(21)	(7)	(3)
Cash taxes	(1)	(1)	(7)	(2)	(1)	—	—
FFO	81	27	89	27	5	2	(11)
Depreciation and amortization	(40)	(14)	(51)	(17)	—	—	—
Fair value adjustments	—	—	—	—	6	2	—
Unrealized losses on derivative instruments	(7)	(1)	—	—	—	—	—
Deferred taxes and other items	4	(1)	(2)	—	(3)	(1)	(14)
Net income (loss) attributable to partnership	$38	$11	$36	$10	$8	$3	$(25)	$(1)

(1)       The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

6.                          PARTNERSHIP CAPITAL

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
US$ MILLIONS	2011	2010	2011	2010	2011	2010
Authorized to issue
On issue at January 1	1.1	1.1	156.3	105.6	157.4	106.7
Issued for cash	—	—	—	50.7	—	50.7
Shares repurchased	—	—	—	—	—	—
Ending balance	1.1	1.1	156.3	156.3	157.4	157.4

The weighted average number of general partnership units outstanding for the period ended March 31, 2011 was 1.1 million (March 31, 2010 :1.1 million). The weighted average number of limited partnership units outstanding for the period ended March 31, 2011 was 156.3 million (March 31, 2010: 105.6 million).

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
US$ MILLIONS	2011	2010	2011	2010	2011	2010
Opening balance	19	19	2,881	1,807	2,900	1,826
Share issuance	—	—	—	1,074	—	1,074
Ending balance	19	19	2,881	2,881	2,900	2,900

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2011

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) most recently issued Form 20-F. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc’s (“Brookfield”) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. This return will be generated from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested Capital (see page 21 for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. Our quarterly distribution was increased by 13% to $0.31 per unit in February 2011.

Basis of Presentation

These consolidated and combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The consolidated and combined financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method. Certain prior year amounts have been reclassified or restated to conform to the current year’s presentation.

For each operating platform – utilities, transport and energy, and timber – this MD&A outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with over 78% of our EBITDA supported by regulated or contractual revenues. While each of our businesses have high barriers to entry and strong competitive positions, we generate cash flows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	Coal Terminal Operations	Australasia

Transport and Energy
	Energy Transmission	Primarily North America
	Railroad	Australasia
	Ports	Europe

Timber
	Freehold Timberlands	North America

Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the volume of services that we provide and the price achieved for these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis, including structural lumber.

OVERVIEW OF PERFORMANCE

In this section we review our consolidated and combined performance and financial position for the three month period ended March 31, 2011. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as funds from operations (FFO) and adjusted funds from operations (AFFO). We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED
Key Metrics	2011	2010
Funds from operations (FFO)	$98	$45
Per unit FFO	0.62	0.42
Payout ratio(1)	50%	66%
Growth of per unit FFO	48%	83%
Adjusted funds from operations (AFFO)(2)	71	37
AFFO yield(3)	10%	8%

(1) Payout ratio is defined as distributions to unitholders divided by FFO.

(2) AFFO is defined as FFO less maintenance capital expenditures.

(3) AFFO yield is defined as AFFO divided by average invested capital.

For the three-month period ended March 31, 2011, we recorded FFO of $98 million, or $0.62 per unit compared with $45 million, or $0.42 per unit, in the comparable period last year. This 48% increase in our per unit FFO was largely attributable to strong accretion from the Prime merger. On an invested capital base of $2,915 million, we generated an AFFO yield of 10%, driven by strong returns on capital in our utilities and timber operating platforms, partially offset by below average returns in our transport and energy operations. With the strong diversity of our business, we believe that we have a solid foundation upon which to achieve our goal of generating stable cash flows with consistent growth for our unitholders. For the quarter, our distribution of $0.31 per unit implied a payout of 50% of our FFO, which is below our targeted range of 60% to 70%.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended March 31
Summary Income Statement	2011	2010
Revenues	$390	$136
Cost of revenues	(202)	(87)
General and administrative expenses	(13)	(8)
Gross margin	175	41
Interest expense — corporate borrowings	(2)	(2)
Interest expense — non-recourse borrowings	(81)	(29)
Earnings from investments in associates	12	1
Net income (loss)	45	(1)
Net income (loss) per unit	0.29	(0.01)

For the three months ended March 31, 2011, we earned net income of $45 million, compared to a loss of $1 million in the same period of the prior year. The increase from the prior period is primarily a result of the Prime merger and stronger performances from our utilities and timber operations.

MILLIONS, UNAUDITED	As of
Summary Balance Sheet	March 31, 2011	December 31, 2010
Cash and cash equivalents	$259	$154
Total assets	13,456	13,109
Corporate borrowings	103	18
Non-recourse borrowings	4,679	4,575
Non-controlling interest	1,622	1,605
Partnership capital	3,385	3,380

As of March 31, 2011, we had $13,456 million in assets and $3,385 million in partnership capital compared to $13,109 million in assets and $3,380 million in partnership capital at December 31, 2010, representing a book value per unit of $21.51 and $21.47 for the periods ended March 31, 2011 and December 31, 2010, respectively.

Corporate borrowings totaled $103 million at quarter end compared to an $18 million balance at year end. Our consolidated and combined balance sheet as of March 31, 2011 reflects $4,679 million of non-recourse borrowings compared to $4,575 million as of December 31, 2010. As of March 31, 2011, our consolidated net debt to capitalization ratio was 49%.

ACQUISITIONS AND DIVESTITURES

We are co-owners of a European-based port operator. Our ownership was subject to a share equalization scheme that adjusted our interest in the port to between 35% and 65% based on performance of the port in the years ended December  31, 2012 and 2013. During the quarter, an agreement was reached among all parties to settle the share equalization scheme. Subject to certain closing conditions, Brookfield Infrastructure’s ownership of the European port operator will decrease to 40%.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following table presents selected income statement and balance sheet information by operating platform on a proportionate basis:

Income Statement

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Net income by segment
Utilities	$30	$11
Transport and energy	30	10
Timber	6	3
Corporate and other	(21)	(25)
Net income	$45	$(1)

EBITDA by segment
Utilities	$97	$48
Transport and energy	84	46
Timber	17	8
Corporate and other	(13)	(8)
EBITDA	$185	$94

FFO by segment
Utilities	$61	$27
Transport and energy	45	27
Timber	10	2
Corporate and other	(18)	(11)
Funds from operations (FFO)	$98	$45

Balance Sheet

MILLIONS, UNAUDITED	March 31, 2011	December 31, 2010
Total assets by segment
Utilities	$3,687	$3,695
Transport and energy	3,514	3,396
Timber	1,054	1,062
Corporate and other	70	79
Total assets	$8,325	$8,232

Net debt by segment
Utilities	$2,341	$2,325
Transport and energy	1,948	1,945
Timber	444	460
Corporate and other	207	122
Total net debt	$4,940	$4,852

Partnership capital by segment
Utilities	$1,346	$1,370
Transport and energy	1,566	1,451
Timber	610	602
Corporate and other	(137)	(43)
Total partnership capital	$3,385	$3,380

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy, and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base which we refer to as rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base, and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Coal Terminal Operations

•                  Operate one of the world’s largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

•                  Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

•                  Operate 8,750 kilometers of transmission lines in North and South America

•                  Transmit electricity to 98% of the population of Chile

Energy Distribution

•                  Operate 864,000 electricity and natural gas connections

•                  One of the largest independent operators of utility connections in the UK and one of the largest distributors of energy in New Zealand

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	As of
MILLIONS, UNAUDITED	March 31, 2011	December 31, 2010
Rate base, start of period	$3,182	$1,891
Impact of merger	—	1,185
Capital expenditures commissioned	35	69
Inflation and other indexation	41	65
Regulatory depreciation	(20)	(49)
Foreign exchange	14	21
Rate base, end of period	$3,252	$3,182

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Funds from operations (FFO)	$61	$27
Maintenance capital	(6)	(2)
Adjusted funds from operations (AFFO)	$55	$25

Return on rate base (1),(3)	10%	10%
AFFO yield (2),(3)	13%	12%

(1)       Return on rate base is EBITDA divided by average rate base.

(2)       AFFO yield is AFFO divided by average invested capital.

(3)       Return on rate base and AFFO yield excludes impact of developer contributions at our European energy distribution operation.

For the quarter ended March 31, 2011, our utilities platform generated FFO of $61 million, compared to $27 million in the same period of the prior year. The increase in FFO is attributable to the Prime merger and strong performances from our Australian coal terminal, electricity transmission operations and UK distribution business. In the period, our maintenance capital expenditures were $6 million compared with the quarterly sustainable level of $4 million due to scheduling of certain projects. After deducting maintenance capital expenditures, our AFFO yield was 13% on an invested capital base of $1,310 million, excluding the impact of developers contributions received by our UK distribution operation.

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Revenue	$126	$73
Costs attributed to revenues	(43)	(25)
Developer contributions	14	—
EBITDA	97	48
Other income	1	—
Interest expense	(38)	(20)
Cash taxes	1	(1)
Funds from operations (FFO)	61	27
Depreciation and amortization	(20)	(14)
Unrealized losses on derivative instruments	(3)	(1)
Deferred taxes and other items	(8)	(1)
Net income	$30	$11

For the quarter ended March 31, 2011, our utilities platform generated EBITDA and FFO of $97 million and $61 million, respectively, compared to $48 million and $27 million in the comparable period of 2010.

The following table presents our proportionate EBITDA and FFO for each operation in this platform:

MILLIONS, UNAUDITED	EBITDA		FFO
For the quarter ended March 31	2011	2010	2011	2010
CoalTerminal Operations
Australasia	$40	$22	$21	$13
ElectricityTransmission
South America	14	12	11	8
North America	6	6	4	4
Energy Distribution
Europe	22	3	17	1
Australasia	15	5	8	1
Total	$97	$48	$61	$27

Our Australian coal terminal, South American electricity transmission operation and UK distribution business were responsible for 78% and 80%, respectively, of EBITDA and FFO in our utilities platform.

Our Australian coal terminal reported EBITDA and FFO of $40 million and $21 million, respectively, for the quarter, versus $22 million and $13 million in the comparative period. Adjusting for the change in ownership due to the Prime merger, our Australian coal terminal’s FFO increased by 10% primarily as a result of the implementation of the recently finalized access undertaking, with its higher regulated rate of return, and the strengthening of the Australian dollar.

As a result of widespread flooding that caused coal mines in the Bowen Basin to experience significant production and supply chain distributions, our terminal operated at 47% of capacity. Despite the decline in throughput, the terminal’s financial performance was not impacted due to resilient take-or-pay contracts that do not have force majeure provisions.

Our South American transmission operations’ EBITDA and FFO were $14 million and $11 million, respectively, for the quarter, versus $12 million and $8 million, respectively, in the same period in the prior year. The increases in EBITDA and FFO were mainly attributable to revenue indexation and growth capital expenditures.

Our UK distribution business earned EBITDA and FFO of $22 million and $17 million, respectively, in the quarter versus $3 million and $1 million, respectively, in the comparative period.  The increases in EBITDA and FFO were predominantly attributable to greater developer contributions. Our UK distribution business receives an upfront payment from developers in conjunction with the installation of gas and electricity connections in new homes in order to deliver utility services. As a result of improved home building activity, our UK distribution business installed a total of 12,000 electricity and gas connections in the current year compared with 7,000 in the prior year, increasing our total number of connections to 447,000. Furthermore, we receive greater developer contributions for electricity connections. During the quarter, electricity connections were 30% of total compared with 12% in the prior year.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our net investment hedging program. Depreciation and amortization totalled $20 million for the quarter ended March 31,  2011, compared to $14 million in the same period of the prior year. The increase is primarily due to the Prime merger.

Regulatory Update

Our utilities businesses have periodic reviews of their rates by regulators. However, our regulatory risk is reduced due to the number of jurisdictions in which we operate and the constructive relationships that we try to maintain with our regulators.

Our North American transmission operations submitted a rate application to the Ontario Energy Board (OEB) for a two year capital program covering 2011 and 2012. The two year program totals $24  million and includes a number of projects, the largest of which is rebuilding the third line project substation. During the quarter, the OEB approved our rate application, thus approving our capital projects.

Business Development and Outlook

Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with the overall return objective for our business.

Our capital project backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not invested the capital.

The following table presents the roll-forward of our capital project backlog for the quarter ended March 31, 2011:

MILLIONS, UNAUDITED
Capital project backlog, start of period	$310
Additional capital project mandates	13
Less capital expenditures commissioned	(35)
Foreign exchange and other	3
Capital project backlog, end of period	$291
Construction work in progress	$44

We finished the period with a capital expenditure backlog of $291 million, a decrease of $19 million compared with December 31, 2010. The change is largely attributable to growth capital expenditures that were commissioned at our UK distribution and South American electricity transmission businesses that were in excess of new bookings. As of quarter end, our construction work in progress was $44 million. This represents capital that we have invested that will begin earning a return upon commencement of service, at which point such capital will be added to our rate base. Following quarter end, our Texas transmission project received public utility commission approval of its final certificate of convenience and necessity and executed its engineering, procurement and construction contract with our partner, Isolux Corson. We expect to close the construction financing for this project in the second quarter of 2011 and begin construction on schedule in the latter half of the quarter.

On the liability management front, we took advantage of the historically low interest rate environment by successfully refinancing debt at two of our largest assets. In January, our Chilean transmission business sold $300 million of long-term debt in the local capital markets. The offering was comprised of three tranches with an average life of 18 years. We issued bonds denominated in UF, the inflation indexed Chilean monetary unit. The new issues have an average coupon of 3.9%, which is below the rate on our prior two issuances.

In February 2011, we successfully priced a $600 million refinancing of our Australian coal terminal’s 2011 maturities. The deal was comprised of two tranches: $300 million with a nine-year maturity and $300 million with a 12-year maturity.The transaction was executed in the U.S. private placement market and swapped back into Australian dollars on a matched maturity basis at fixed rates of 7.6% and 7.7%, respectively. With a book that was nearly three times oversubscribed, we are encouraged by the appetite that the U.S. private placement market displayed for a high quality Australian infrastructure asset. By tapping into the U.S. private placement market, we accessed a market that is considerably deeper and has demand for longer duration than the Australian market.

Transport and Energy Operations

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports.Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable services to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Energy Transmission

•                  Operate 15,500 kilometers of natural gas transmission lines primarily in the U.S.

•                  Serve 60% of the Chicago/Northern Indiana natural gas market

•                  Operate 7% of U.S. natural gas storage capacity

Rail Operations

•                  Operate 5,100 kilometers of tracks

•                  Sole rail network in Southwestern Western Australia

Ports Operations

•                  Handle 85 million tonnes of goods annually

•                  Operate 20 ports across the UK, Europe and China

Results of Operations

The following table presents the key metrics of our transport and energy platform:

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Growth capital expenditures	$51	$3

EBITDA margin (1)	34%	37%

Funds from operations (FFO)	$45	$27
Maintenance capital	(20)	(6)
Adjusted funds from operations (AFFO)	$25	$21

AFFO yield (2)	8%	17%

(1)       EBITDA margin is EBITDA divided by revenues.

(2)       AFFO yield is AFFO divided by average invested capital.

Our transport and energy platform earned FFO of $45 million for the quarter ended March 31, 2011. After deducting maintenance capital expenditures, we generated an AFFO yield of 8% on an invested capital base of $1,280 million, compared with 17% in the same period in the prior year. The decline in AFFO yield is a result of reduction in FFO at both our North American gas transmission business and Australian railroad as well as increases in maintenance capital expenditures. Maintenance capital expenditures for this quarter were $20 million, compared with the quarterly sustainable amount of $17 million. The increase was largely due to the acceleration of certain maintenance capital expenditures programs as a result of the recent severe weather conditions in western Australia.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Revenues	$247	$124
Cost attributed to revenues	(163)	(78)
EBITDA	84	46
Interest expense	(39)	(17)
Cash taxes	—	(2)
Funds from operations (FFO)	45	27
Depreciation, depletion and amortization	(28)	(17)
Deferred taxes and other items	13	—
Net income	$30	$10

For the quarter ended March 31, 2011, our transport and energy platform generated EBITDA and FFO of $84 million and $45 million, respectively, compared to $46 million and $27 million, respectively, in the same period of 2010.

The following table presents proportionate EBITDA and FFO for each business in this operating platform:

MILLIONS, UNAUDITED	EBITDA		FFO
For the quarter ended March 31	2011	2010	2011	2010
EnergyTransmission
North America	$32	$17	$15	$9
Other	10	4	9	4
Rail road
Australasia	24	11	13	8
Ports
UK	10	8	5	4
Europe	8	6	3	2
Total	$84	$46	$45	$27

Our North American gas transmission business, Australian railroad and UK port operations were responsible for 79% and 73%, respectively, of EBITDA and FFO in our transport and energy platform.

Our North American gas transmission business reported EBITDA and FFO of $32 million and $15 million, respectively for the quarter verses $17 million and $9 million, respectively, in the prior year. Adjusting for the change in ownership due to the Prime merger, FFO declined by 35% due to the implementation of the FERC rate settlement in July 2010 and softening market conditions which negatively impacted the value of certain products such as sales of retained natural gas, market sensitive transportation capacity and line pack services. This was partially offset by lower maintenance expenses.

Our Australian railroad reported EBITDA and FFO of $24 million and $13 million, respectively, for the quarter, versus $11 million and $8 million in the same period of the prior year. Adjusting for the change in ownership due to the Prime merger, FFO was 35% lower than the prior year due to weak grain volumes attributable to the drought in Western Australia. In addition, higher margins on the operation’s debt, which was refinanced in July 2010, contributed to the decline. These factors were partially offset by lower operating costs as a result of implementation of our cost reduction program.

Our UK ports operation reported EBITDA and FFO of $10 million and $5 million, respectively, for the quarter versus $8 million and $4 million in the comparable period. We continue to benefit from volume growth in our Teesport container operations, offset by lower margins due to inefficiencies arising from operating at full capacity. The container terminal expansion project, discussed below, will increase capacity and is expected to restore margins in this segment. We also benefited from a $2 million minimum volume guarantee payment from one of our customers, which was partially offset by higher financing costs during the current period.

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next 24 months:

MILLIONS, UNAUDITED
Australian railroad	$573
UK port operations	25
Total growth capital expenditures	$598
Construction work in progress	$77

During the quarter, we made significant progress on a number of growth initiatives. Our Australian railroad business has now signed two long-term commercial track access agreements (CTAA) for expansion opportunities. The two CTAA’s relate to the Extension Hill iron ore project and a new $3 billion fertilizer facility at Collie, which is south of Perth. We continue to make good progress on four CTAA’s, with large iron ore customers that are expanding existing mine operations and/or developing new mines sites. We expect to finalize the CTAA’s with these customers during the second and third quarters. In total, we anticipate that these six expansion projects will increase the tonnage that is transported by our network by approximately 25 mtpa, or 50%. The ramp up in tonnage related to these projects is expected to begin later this year and continue through to 2014. While each of these projects is well advanced, their ultimate timing is dependent on execution of the project by their sponsors and the availability of port capacity, both of which are beyond our control. In order to mitigate our capital at risk, we intend to structure the CTAA’s to include take-or-pay provisions. The two CTAA’s that have been signed include these features.

In February, Tata Steel announced the sale of Teesside Cast Products (TCP) to Sahaviriya Steel Industries PCL (SSI), a Thai steel producer. TCP was one of the largest customers of our UK port, prior to the shutdown of its steel facility in the second quarter of 2010. The sale closed at the end of March, and SSI has indicated that it intends to restart steel production by year end. Furthermore, SSI expects to invest approximately $500 million into TCP to improve its operations. We are currently in discussions with SSI to gain a full understanding of their plans for TCP. We expect that the commencement of steel production will result in a significant increase in our UK port’s conservancy and bulk handling revenue.

Timber

Our timber platform consists of 431,000 acres of high-quality freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high value structural and appearance applications in domestic and export markets. Our land holdings include approximately 12,000 acres of higher and better use (HBU) lands, which may have greater value if used for real estate development or conservation.

The following table presents our proportionate share of selected statistics of our timberlands as of March 31, 2011:

	As of
UNAUDITED	March 31, 2011	March 31, 2010
Timberlands (000’s acres)	419	421
HBU lands (000’s acres)	12	12

Long-run sustainable yield (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.9	2.9

Our timberlands have an estimated merchantable inventory of 29.1 million m3 of timber, which includes a deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets improve, cash flows should increase as we ramp-up our harvest to monetize this deferred harvest volume.

One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. Based on anticipated market conditions, we plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objectives for our timber platform are to maximize the total return on the capital that we invest in this business. Thus, our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

The following table presents select key metrics of our timber platform:

	Three months ended March 31
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2011	2010
Harvest (000’s m3)	396	306
EBITDA margin(1)	47%	35%

Funds from operation (FFO)	$10	$2
Maintenance capital	(1)	—
Adjusted funds from operations (AFFO)	$9	$2

AFFO yield(2)	8%	1%

(1)       EBITDA divided by revenue.

(2)       AFFO divided by average invested capital.

Our timber platform generated FFO of $10 million for the quarter, a substantial improvement over the prior year, driven by continued strength in the export market and a sharp increase in pricing in the U.S. domestic market. On average, export prices increased by 22% and domestic prices rose by 18%, versus the first quarter of 2010. In response, Brookfield Infrastructure increased its harvest levels by 29%, versus the comparable period last year. As a result of strong prices and cost containment, our EBITDA margin increased to 47% for the quarter versus 35% in the prior year and our AFFO yield was 8%.

The following table summarizes our proportionate share of harvest, sales and sale price realizations by species for our timber operations:

	Three months ended March 31, 2011				Three months ended March 31, 2010
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)
Douglas-fir	261	247	$97	$24	159	146	$82	$12
Whitewood	70	79	89	7	83	95	63	6
Other species	65	68	74	5	64	70	71	5
	396	394	$91	$36	306	311	$74	$23
HBU and other sales				—				—
Total				$36				$23

From a macroeconomic perspective, seasonally adjusted, annualized U.S. housing starts climbed 5% from the fourth quarter of 2010 to 563,000. However, this level is approximately 40% of long-term trend levels. Despite relatively weak demand from new housing starts, prices for timber increased steadily throughout the first quarter, as growing demand from off-shore consumers for high quality domestic logs and slow supply-side response resulted in very low inventories of sawlogs in the Pacific Northwest region.

Indicative prices for Douglas-fir and whitewood in the U.S. ended the first quarter approximately 25% and 35%, respectively, above five-year trend levels. Prices for Douglas-fir and whitewood sold to China and Korea were approximately 15% and 30%, respectively, above domestic prices.

In recognition of this strong market environment and consistent with our focus on optimizing the long-term value of our business, we increased the harvest of our higher margin Douglas-fir while continuing to harvest significant volumes of whitewood for export to the Korean and Chinese markets. Sales volume of Douglas-fir was 69% above the comparable quarter in 2010 while whitewood volumes were 17% below the comparable quarter due to a shift in product mix to higher margin Douglas-fir. Sales volumes of other species were unchanged. During the quarter we increased our proportion of timber shipped to off-shore markets to take advantage of significantly better demand and prices, net of transportation costs. Export volumes represented 49% of shipments in the quarter, compared to 44% in the comparable quarter of 2010.

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Revenue	$36	$23
Cost attributed to revenues	(19)	(15)
EBITDA	17	8
Other income	—	1
Interest expense	(7)	(7)
Funds from operations (FFO)	10	2
Fair value adjustments	(2)	2
Deferred taxes and other items	(2)	(1)
Net income	$6	$3

For the three months ended March 31, 2011, our timber operations’ EBITDA and FFO totaled $17 million and $10 million, respectively, well above the comparable period in 2010.

Our quarterly performance reflects a 21% improvement in average log prices and a 27% increase in sales volume, as we increased our harvest level to capitalize on a favorable price environment. Harvest and delivery costs per unit increased a modest 4% compared to 2010, primarily due to the impact of foreign exchange on operating costs in our Canadian operations. Costs in local currencies declined on a year-over-year basis reflecting our ongoing success of managing contracted harvesting costs as well as the positive impact of higher harvest volumes on our fixed costs.

Our share of revenue from HBU land and other sales was $nil for the period, consistent with the comparable period in 2010.

For the period ended March 31, 2011, we recorded a negative fair value adjustment of $2 million compared to $2 million increase in the prior year. The increase is primarily due to higher harvest volumes in the current period.

Business Development

We expect the favorable market prices to persist through the second quarter. However, as harvesting conditions for our competitors improve, this dramatic improvement in log prices will likely trigger an increase in the supply of timber. As a result, it is our current expectation that log prices will moderate in the second half of the year. As new supply comes to market, we will closely monitor prices and adjust our harvest level to suit market conditions. In March, senior members of our timber management team traveled to Asia for a week in order to continue building customer relationships and expanding this important distribution channel.

Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•                  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

•                  Increasing demand from Asian markets and the rapidly expanding bio-fuel industry; and

•                  Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and Other, on a proportionate basis, for the three months ended March 31, 2011 and 2010:

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
General and administrative costs	$(3)	$(3)
Base management fee	(11)	(6)
Other income	1	1
Financing costs	(5)	(3)
Funds from operations (FFO)	(18)	(11)
Deferred taxes and other	(3)	(14)
Corporate and other	$(21)	$(25)

General and administrative costs were in-line with prior year levels as higher professional service expenses incurred in association with the Primer merger, were offset by lower corporate expenses incurred at the Prime level. In the prior year, we included in our general and administrative expenses a proportionate share of Prime’s corporate, general and administrative expenses. Following the merger, a substantial amount of these expenses are provided under the Master Services Agreement. As a result, a substantial amount of these costs have been absorbed by Brookfield. We currently anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

Pursuant to our Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value, plus recourse debt net of cash. This fee increased over the prior quarter due to the $1.1 billion equity issuance associated with the Prime merger and the increased trading price of our partnership units.

Financing costs include dividends paid on our preferred shares, interest expense and standby fees on our committed credit facility, less ancillary interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $1 million for the three months ended March 31, 2011. Financing costs for the quarter were higher than the comparable period in the prior year. The increase is primarily attributable to the increased size of our corporate facility interest on our corporate facility, and interest on Prime’s corporate bonds.

Other Investments

Our other investments include the results from our 30% interest in a U.S. hydro facility and our public private partnerships (PPP’s). These results are included as a part of other income. On a proportionate basis, our other investments earned FFO of $1 million in the three months ended March 31, 2011. Subsequent to period end, we sold our two Australian PPP’s to a third party for $15 million.

The PPP’s differ from our other infrastructure assets. PPP’s have finite concessions of between 25 to 30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, FFO for our PPP operations include IFRS net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term contracts combined with long-term financing arrangements.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our estimated corporate liquidity as of March 31, 2011 was as follows:

MILLIONS, UNAUDITED	As of March 31, 2011
Cash(1)	$8
Availability under committed credit facility(1)	700
Draw on credit facility	(103)
Estimated corporate liquidity(1)	$605

(1)  Corporate level only.

Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 2013. All amounts outstanding at that time will be repayable in full. At March 31, 2011, $103 million was drawn on this facility.

We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years.

On a proportionate basis, scheduled principal repayments as of March 31, 2011 for our borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2011	2012	2013	2014	2015	Beyond	Total
Recourse borrowings
Corporate borrowings	3	$—	$—	$103	$—	$—	$—	$103
Subsidiary borrowings	2	—	112	—	—	—	—	112
Total recourse borrowings	2	—	112	103	—	—	—	215

Non-recourse borrowings(1),(2)
Utilities	8	110	70	599	104	45	1,484	2,412
Transport and energy	6	73	376	413	510	9	737	2,118
Timber	7	—	—	136	—	130	209	475
Total non-recourse borrowings(1),(2)	7	183	446	1,148	614	184	2,430	5,005
Total borrowings	7	$183	$558	$1,251	$614	$184	$2,430	$5,220

Cash retained in businesses
Utilities								$71
Transport and energy								170
Timber								31
Corporate								8
Total cash retained								$280

Net debt
Utilities								$2,341
Transport and energy								1,948
Timber								444
Corporate								207
Total net debt								$4,940

(1)       Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)       Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of March 31, 2011 was 59%.

The following table summarizes our proportionate average debt balance allocated to each operating platform:

	Three Months Ended March 31, 2011			Three Months Ended March 31, 2010
	Proportionate	Average Cash	Cash	Proportionate	Average Cash	Cash
MILLIONS, UNAUDITED	Average Debt	Interest Rate	Interest	Average Debt	Interest Rate	Interest
Utilities	$2,396	6.3%	$38	$1,430	5.6%	$20
Transport and energy	2,105	7.4%	39	1,003	6.8%	17
Timber	475	5.9%	7	475	5.9%	7
Subsidiary corporate borrowings	113	10.6%	3	43	9.3%	1
Corporate borrowings	68	5.9%	1	—	—	—
Total	$5,157	6.8%	$88	$2,951	6.1%	$45

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
MILLIONS, UNAUDITED	March 31, 2011	December 31, 2010
Consolidated debt	$4,782	$4,593
Less: borrowings attributable to non-controlling interest	(1,697)	(1,675)
Premium on debt	141	154
Add: Proportionate share of borrowings of investments in associates
Utilities	674	675
Transport and energy	1,320	1,303
Proportionate debt	$5,220	$5,050

Our equity strategy is to issue equity in conjunction with future acquisitions. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

FOREIGN CURRENCY HEDGING STRATEGY

To the extent it makes economic sense to do so, our strategy is to hedge a portion of our equity investment and/or cash flows exposed to foreign currencies within our business. The following key principles form the basis of our foreign currency hedging strategy:

•                  We leverage any natural hedges that may exist within our operations

•                  We utilize local currency debt financing to the extent possible

•                  We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents the hedged position of our equity investment in foreign currencies as of March 31, 2011:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CAD	GBP	EUR
Equity Investment – US$	$1,103	$1,564	$158	$90	$348	$122
FX contracts – US$	889	(539)	(103)	—	(190)	(57)
Net unhedged – US$	n/a	1,025	55	90	158	65
Equity Investment – natural currency	1,103	1,514	207	88	217	86
FX contracts – natural currency	889	(522)	(135)	—	(118)	(40)
% of Equity Investment hedged Unhedged position in natural currency	n/a	$992	$72	$88	$99	$46

At March 31, 2011, we had hedges in place equal to approximately 39% of our net equity investment in foreign currencies. We recorded losses of $15 million in comprehensive income relating to these contracts, which were more than offset by foreign currency translation gains of $35 million recorded during the quarter.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the quarter, we generated $22 million of cash available for re-investment in our business, and we invested $78 million in growth capital projects.

The following table highlights the cashflow that was generated during the quarter which was available for reinvestment in our business:

MILLIONS, UNAUDITED	Three months ended March 31, 2011
Funds from operations (FFO)	$98
Less maintenance capital	(27)
Adjusted funds from operations (AFFO)	71
Distributions	(49)
Funds available for reinvestment	$22

The following table presents the components of growth and maintenance capital expenditures:

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Growth capital expenditures by segment
Utilities	$27	$15
Transport and energy	51	3
Timber	—	—
	$78	$18

Maintenance capital expenditures by segment
Utilities	$6	$2
Transport and energy	20	6
Timber	1	—
	$27	$8

Based on our current operations, we expect that maintenance capital expenditures will be in the range of $90 million to $100 million in 2011.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

MILLIONS, PARTNERSHIP UNITS	March 31, 2011	December 31, 2010
Limited partnership units	156.3	156.3
General partnership units	1.1	1.1
Total	157.4	157.4

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to  15%  of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•                  FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•                  FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•                  FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•                  FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as funds from operations (FFO) less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustaining cash flow.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Net income (loss)	$45	$(1)
Add back or deduct the following:
Depreciation, depletion and amortization	48	31
Unrealized losses on derivative instruments	3	1
Fair value adjustments	2	(2)
Deferred taxes and other items	—	16
Funds from operations	$98	$45

The difference between net income and FFO is primarily attributable to depreciation and depletion expense, as well as the revaluation gain associated with the Prime merger.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital. Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in our business. We define invested capital as partnership capital adding back the following items: maintenance capital expenditures, non-cash income statement items and other comprehensive income as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issues. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•                  Invested capital does not fully deduct depreciation expense;

•                  Invested capital does not include non-cash income statement items; and

•                  Invested capital does not include accumulated other comprehensive income.

Because of these limitations, invested capital should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using invested capital only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that invested capital provides a more complete understanding of our investment in each of our businesses. Invested capital, when calculating AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which can be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is ignored as these adjustments to partnership capital represent changes such as fair value adjustments or non-cash gains or losses on foreign exchange that have not been realized by us.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of
MILLIONS, UNAUDITED	March 31, 2011	December 31, 2010
Partnership capital	$3,385	$3,380
Cumulative differences	(296)	46
Maintenance capital expenditures	(27)	(49)
Non-cash income statement items	53	(270)
Accumulated other comprehensive income	(186)	(191)
Other adjustments	(14)	(23)
Invested capital	$2,915	$2,893

We also use EBITDA as a measure of performance. We define EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). On a consolidated basis this is expressed as gross margin on our consolidated statement of operations.

The following table reconciles our consolidated gross margin (EBITDA) to our proportionate EBITDA for the following periods:

	Three months ended March 31
MILLIONS, UNAUDITED	2011	2010
Gross margin (EBITDA) as per BIP consolidated financial statements	$175	$41
Less: Non-controlling interest associated with the above	(60)	(28)
	115	13
Add: Proportionate share of EBITDA of investments in associates	70	81
Total proportionate EBITDA	185	94

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”,  “anticipate,” “intend,” “objective,” “sustain,” “enable”, “endeavour,” “estimate,” “likely,” “typically,” “stable,” “enhance,” “attempt,” “strategy,” “pursue,”“continue”, “plan”, “strive,” “vision,” “positions,” derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our corporate, general and administrative expenses, ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins or our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business  contract prices and regulated rates for our operations, the sale of one of PD Ports’ key customer’s Teeside operation, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, financing plan for operating companies, foreign currency management activities, financial impact of Island Timberlands fee, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favorable commodity prices, ability to negotiate favorable take-or-pay contractual terms, acts of God or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.